SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No.                     )1

LANCER CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

514614106
(CUSIP NUMBER)

Brian M. Lidji, Esq.
Sayles, Lidji & Werbner
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas, 75270
(214) 939-8700
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

May 7, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Page 1 of 12 Pages

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514614106			Page 2 of 12

1.	Name of Reporting Person: Bedrock Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):
75-2783411

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 560,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 560,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 514614106			Page 3 of 12

1.	Name of Reporting Person: Bedrock Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2783406

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 560,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 560,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 514614106			Page 4 of 12

1.	Name of Reporting Person: Bedrock GP, LLC		I.R.S. Identification Nos. of above persons (entities only): 66-0618028

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 560,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 560,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 514614106			Page 5 of 12

1.	Name of Reporting Person: James C. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 757,500

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 757,500

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): IN`

CUSIP No. 514614106			Page 6 of 12

1.	Name of Reporting Person: James F. Gallivan, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 570,780

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 570,780

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 570,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IN

Page 7 of 12 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of Lancer Corporation, a Texas corporation (the “Company”), the principal executive offices of which are located at 6655 Lancer Blvd., San Antonio, Texas 78219.

Item 2. Identity and Background.

(a) This statement is filed by Bedrock Capital, L.P., Bedrock Management, L.P., Bedrock G.P., LLC, James C. Smith and James F. Gallivan, Jr.

(b) The address of Bedrock Capital, L.P.’s, Bedrock Management, L.P.’s, and Bedrock G.P., LLC’s principal business and principal office is P. O. Box 1320, St. Thomas, U.S. Virgin Islands 00804. The business address of Messrs. Smith and Gallivan is P.O. Box 1320, St. Thomas, U.S. Virgin Islands 00804.

(c) Bedrock Capital, L.P. was created to hold certain investments. Bedrock Management, L.P. was created to serve as the general partner of Bedrock Capital, L.P. and Bedrock G.P., LLC was created to serve as the general partner of Bedrock Management, L.P. Messrs. Smith and Gallivan are managers of Bedrock G.P., LLC.

(d) During the last five years, neither Bedrock Capital, L.P., Bedrock Management, L.P., Bedrock G.P., LLC, Mr. Smith nor Mr. Gallivan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Bedrock Capital, L.P., Bedrock Management, L.P., Bedrock G.P., LLC, Mr. Smith nor Mr. Gallivan has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which either Bedrock Capital, L.P., Bedrock Management, L.P., Bedrock G.P., LLC, Mr. Smith or Mr. Gallivan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.

(f) Bedrock Capital, L.P. and Bedrock Management, L.P. were organized under the laws of the State of Texas. Bedrock G.P., LLC was organized under the laws of the State of Delaware. Both Messrs. Smith and Gallivan are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Common Stock was purchased over an approximately 10 year period for investment purposes with funds of the reporting persons in the aggregate amount of approximately $4.6 million.

Item 4. Purpose of Transaction.

     The reporting persons initially acquired the shares of Common Stock owned by them for investment purposes only and continue to hold those shares for that purpose. In February 2004, Mr. Smith placed the name of Mr. Gallivan before the Company’s board of directors for it to consider as a possible director nominee. Mr. Smith was subsequently advised by the current Chairman of the Company’s board, Mr. Richard Osborne, that two other significant stockholders,

Page 8 of 12 Pages

Mr. Hank Schmitz and Mr. Brian Flynn, had submitted their names to be considered for nomination to the board of directors.

     Mr. Smith and Mr. Gallivan believe that no person should be a director of the Company unless such person is a significant stockholder of the Company so that such director’s interest is aligned with the stockholders’ interests. Mr. Smith and Mr. Gallivan believe that a person’s stock interest in the Company is “significant” only if such person beneficially owns more than 50,000 shares of Common Stock; not including any stock acquired through any Company sponsored stock or option compensation programs.

     Because Mr. Smith and Mr. Gallivan believe that the Company’s stockholders would benefit from a board of directors made up of significant stockholders, they intend:

(i)	only to support the election of directors to the board of directors who have a significant stock ownership interest in the Company;

(ii)	to encourage the current board of directors and nominating committee to nominate for election to the board only persons who have a significant stock ownership interest in the Company;

(iii)	to encourage other stockholders to only support director nominees that have a significant stock ownership interest in the Company; and

(iv)	to encourage stockholders to share their views on the advisability of limiting the directors nominated by the board to only persons who have a significant stock ownership interest in the Company by writing to:

Board of Directors
c/o Richard Osborne, Chairman of the Board
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

with a copy to each of the following remaining directors:

Walter Biegler
Director & Chairman of the Corporate Governance and
Nominating Committee
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

Norborne P. Cole, Jr.
Director
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

Olivia F. Kirtley
Director
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

Page 9 of 12 Pages

Jean M. Braley
Director
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

George F. Schroeder
Director
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

Alfred A. Schroeder
Director
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas 78219

     Except as set forth in this Item 4, the reporting persons do not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned

(i)	Bedrock Capital, L.P. beneficially owns 560,000 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock (based upon the Issuer’s 10-Q for the three month period ended March 31, 2003).

(ii)	Bedrock Management, L.P., as the general partner of Bedrock Capital, L.P. may be deemed the beneficial owner of 560,000 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock (based upon the Issuer’s 10-Q for the three month period ended March 31, 2003). This consists of 560,000 shares held by Bedrock Capital, L.P.

(iii)	Bedrock G.P., LLC, as the general partner of Bedrock Management, L.P., may be deemed the beneficial owner of 560,000 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock (based upon the Issuer’s 10-Q for the three month period ended March 31, 2003). This consists of 560,000 shares held by Bedrock Capital, L.P.

(iv)	James C. Smith may be deemed the beneficial owner of 757,500 shares of Common Stock, or approximately 8.1% of the outstanding shares of Common Stock (based upon the Issuer’s 10-Q for the three month period ended March 31, 2003). This consists of (1) 560,000 shares held by Bedrock Capital, L.P. and (2) 197,500 shares beneficially held by T2, Ltd.

(v)	James F. Gallivan, Jr. may be deemed the beneficial owner of 570,780 shares of Common Stock, or approximately 6.1% of the outstanding shares

Page 10 of 12 Pages

of Common Stock (based upon the Issuer’s 10-Q for the three month period ended March 31, 2003). This consists of: (1) 560,000 shares held by Bedrock Capital, and (2) 10,780 shares beneficially owned by him.

     (b)             Bedrock Capital, L.P.

(i)	Sole power to vote or to direct the vote: 560,000 Shares*

(ii)	Shared power to vote or to direct the vote: 0 Shares*

(iii)	Sole power to dispose or to direct the disposition of: 560,000 Shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares*

Bedrock Management, L.P.

(i)	Sole power to vote or to direct the vote: 560,000 Shares*

(ii)	Shared power to vote or to direct the vote: 0 Shares*

(iii)	Sole power to dispose or to direct the disposition of: 560,000 Shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares*

Bedrock G.P., LLC

(i)	Sole power to vote or to direct the vote: 560,000 Shares*

(ii)	Shared power to vote or to direct the vote: 0 Shares*

(iii)	Sole power to dispose or to direct the disposition of: 560,000 Shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares*

James C. Smith

(i)	Sole power to vote or to direct the vote: 757,500 Shares*

(ii)	Shared power to vote or to direct the vote: 0 Shares*

(iii)	Sole power to dispose or to direct the disposition of: 757,500 Shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares*

James F. Gallivan

(i)	Sole power to vote or to direct the vote: 570,780 Shares*

(ii)	Shared power to vote or to direct the vote: 0 Shares*

(iii)	Sole power to dispose or to direct the disposition of: 570,780 Shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares*

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

*Bedrock Management, L.P. has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital, L.P. Pursuant to the terms of the Limited Partnership Agreement of Bedrock Capital, L.P., Bedrock Management, L.P., as its general partner, has the power to manage the affairs of Bedrock Capital, L.P., including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital, L.P.

Bedrock G.P., LLC has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital, L.P. Pursuant to the Limited Partnership Agreement of Bedrock Management, L.P., Bedrock G.P., LLC, as its general partner, has the power to manage the affairs of Bedrock Management, L.P.,

Page 11 of 12 Pages

including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital, L.P.

James C. Smith has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital, L.P. James C. Smith has the power to manage the affairs of Bedrock G.P., LLC, including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital, L.P. In addition, Mr. Smith has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock owned by T2, Ltd.

James F. Gallivan, Jr., has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital, L.P. James F. Gallivan, Jr., has the power to manage the affairs of Bedrock G.P., LLC, including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital, L.P. In addition, Mr. Gallivan has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 — Joint Filing Agreement.

Page 12 of 12 Pages

Signature

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2004

BEDROCK CAPITAL, L.P.
	By:	BEDROCK MANAGEMENT L.P. its general partner

	By:	BEDROCK GP, LLC its general partner

	By:	/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr. Manager

BEDROCK MANAGEMENT L.P.
	By:	BEDROCK GP, LLC its general partner

	By:	/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr. Manager

BEDROCK G.P., LLC

	By:	/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr., Manager

/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr.

/s/ James C. Smith

James C. Smith

INDEX TO EXHIBITS

Exhibit 1.           Joint Filing Agreement